Mail Stop 6010   July 12, 2006

Richard F. Hamm, Jr., Esq.
Senior Vice President, General Counsel and Secretary
Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121

Re: Dendreon Corporation
**   Form 10-K for fiscal year ended December 31, 2005**
**   File No. 000-30681**

Dear Mr. Hamm:

        Please understand that the purpose of our review and comment process is to assist you in
your compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

        It has come to our attention that third parties have petitioned the U.S. Patent and
Trademark Office to invalidate the company's patent relating to the use of HLA-DR that the
company has licensed to Kirin Brewery Co., Ltd. Please advise us whether or not the filing of
such petitions is material information that should be described in the company's 2005 Form 10-
K. If you believe this is not material information, please provide your analysis. We may have
further comments once we have reviewed your response.

        Please respond within 14 calendar days to meet the concerns stated in this letter. You
may contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director